UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2008            File No.    0-53117

CLIFTON STAR RESOURCES INC.

(Name of Registrant)

470 Granville Street, #836, Vancouver, British Columbia, Canada, V6C 1V5

(Address of principal executive offices)

1.

News Release dated May 6, 2008

2.

News Release dated May 27, 2008

3.

News Release dated June 17, 2008

4.

News Release dated June 25, 2008

5.

News Release dated June 26, 2008

6.

Notice of Meeting

7.

Management Information Circular dated May 14, 2008

8.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Clifton Star Resources Inc.

(Registrant)

Dated: March 25, 2009	By: /s/ Ian Beardmore Ian Beardmore, Chief Financial Officer